UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

Sutherland Asset Management Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86933G 105

(CUSIP Number)

Kenneth Nick

Sutherland REIT Holdings, LP

1140 Avenue of the Americas, 7th Fl.

New York, New York 10036

(212) 257-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86933G 105

1	Name of Reporting Person Sutherland REIT Holdings, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,733,959 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,733,959 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,733,959 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 45.0%

14	Type of Reporting Person PN

CUSIP No. 86933G 105

1	Name of Reporting Person Waterfall Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,733,959 shares of Common Stock (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,733,959 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,733,959 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 45.0%

14	Type of Reporting Person OO

(1) Consists of shares of Common Stock held by Sutherland REIT Holdings, LP; the Reporting Person, as general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares.

CUSIP No. 86933G 105

1	Name of Reporting Person Waterfall Asset Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,773,245 shares of Common Stock (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,773,245 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,773,245 shares of Common Stock(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.5%

14	Type of Reporting Person IA

(1) Consists of (a) 29,156 shares of Common Stock held directly by the Reporting Person; (b) 13,733,959 shares of Common Stock held by Sutherland REIT Holdings, LP, the Reporting Person, as investment adviser to Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares; and (c) 2,010,130 operating partnership units of Sutherland Partners, L.P. (“OP units”), which are exchangeable at the option of the Issuer into an equal number of shares of Common Stock, held in the aggregate by Sutherland OP Holdings I, Ltd. and Sutherland OP Holdings II, Ltd. (collectively, “OP Holdings”), the Reporting Person, as investment adviser to OP Holdings, may be deemed to have the shared power to vote and dispose of such shares.  OP Holdings intends to distribute OP units, shares of Common Stock or cash from the sales of shares of Common Stock to its investors when its investors redeem their shares of OP Holdings.

CUSIP No. 86933G 105

1	Name of Reporting Person Thomas Capasse

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,282

	8	Shared Voting Power 15,773,245 shares of Common Stock (1)

	9	Sole Dispositive Power 22,282

	10	Shared Dispositive Power 15,773,245 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,795,527 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.6%

14	Type of Reporting Person IN

(1) Consists of (a) 29,156 shares of Common Stock held by Waterfall Asset Management LLC, the Reporting Person, as a member of Waterfall Asset Management, LLC, may be deemed to have the shared power to vote and dispose of such shares; (b) 13,733,959 shares of Common Stock held by Sutherland REIT Holdings, LP, the Reporting Person, as a member of Waterfall Asset Management, LLC, the investment adviser to Sutherland REIT Holdings, LP and as a member of Waterfall Management, LLC, the general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares; and (c) 2,010,130 OP units, which are exchangeable at the option of the Issuer into an equal number of shares of Common Stock, held in the aggregate by OP Holdings, the Reporting Person, as a member of Waterfall Asset Management, LLC, the investment adviser to OP Holdings, may be deemed to have the shared power to vote and dispose of such shares.  OP Holdings intends to distribute OP units, shares of Common Stock or cash from the sales of shares of Common Stock to its investors when its investors redeem their shares of OP Holdings.

CUSIP No. 86933G 105

1	Name of Reporting Person Jack Ross

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,926 (1)

	8	Shared Voting Power 15,773,245 shares of Common Stock (2)

	9	Sole Dispositive Power 13,926 (1)

	10	Shared Dispositive Power 15,773,245 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,787,171 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.5%

14	Type of Reporting Person IN

(1) The Reporting Person may be deemed to own sole voting and dispositive power over shares of Common Stock held by Jack & Robin Ross JTWROS (the “Trust”).  The Reporting Person does not serve as the trustee for the Trust and his wife is the sole beneficiary of the Trust.  The trustees of the Trust have sole voting and dispositive power with respect to securities held by the Trust.

(2) Consists of (a) 29,156 shares of Common Stock held by Waterfall Asset Management LLC, the Reporting Person, as a member of Waterfall Asset Management, LLC, may be deemed to have the shared power to vote and dispose of such shares; (b) 13,733,959 shares of Common Stock held by Sutherland REIT Holdings, LP, the Reporting Person, as a member of Waterfall Asset Management, LLC, the investment adviser to Sutherland REIT Holdings, LP and as a member of Waterfall Management, LLC, the general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares; and (c) 2,010,130 OP units, which are exchangeable at the option of the Issuer into an equal number of shares of Common Stock, held in the aggregate by OP Holdings, the

Reporting Person, as a member of Waterfall Asset Management, LLC, the investment adviser to OP Holdings, may be deemed to have the shared power to vote and dispose of such shares.  OP Holdings intends to distribute OP units, shares of Common Stock or cash from the sales of shares of Common Stock to its investors when its investors redeem their shares of OP Holdings.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                                                         Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Shares”), of Sutherland Asset Management Corporation, a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1140 Avenue of the Americas, 7th Fl., New York, New York 10036.

Item 2.                                                         Identity and Background.

(a)                                 This Schedule 13D is filed by Sutherland REIT Holdings, LP, a Delaware limited partnership (“SRH”), Waterfall Asset Management, LLC, a Delaware limited liability company (the “Manager”), Waterfall Management, LLC, a Delaware limited liability company (the “GP”) and the general partner of SRH, Thomas Capasse and Jack Ross, members of the Manager and GP (the foregoing collectively, the “Reporting Persons”).

(b)                                 The principle business address of each of the Reporting Persons is 1140 Avenue of the Americas, 7th Fl., New York, New York 10036.

(c)                                  The principal business of SRH is to hold Shares of the Issuer, and to engage in any other business permitted by law.  The Manager is a registered investment adviser and serves as investment adviser to the Issuer and SRH.  The GP is the general partner of SRH and an affiliate of the Manager.   Messrs. Capasse and Ross are members of the Manager and GP and serve as portfolio managers.

(d)                                 During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Messrs. Capasse and Ross are citizens of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares reported on this Schedule 13D on October 31, 2016 in connection with a transaction in which Sutherland Asset Management Corporation (the “Prior Entity”) merged with and into a wholly-owned subsidiary of the Issuer (formerly named Zais Financial Corp.) (the “Merger”).  The Issuer thereafter changed its name to “Sutherland Asset Management Corporation”.   The Merger was consummated pursuant to an Agreement and Plan of Merger, dated as of April 6, 2016, as amended May 9, 2016 and August 4, 2016.  Upon the closing of the Merger, each share of common stock of the Prior Entity converted into approximately 0.8356 Shares of the Issuer.

Item 4.                                                         Purpose of Transaction.

Each Reporting Person acquired the Shares held by it in connection with the Merger as defined and described in Item 3 above.  The GP expects to cause the distribution of Shares to the beneficial owners of SRH upon their request in accordance with SRH’s limited partnership agreement.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D.  The Reporting Persons may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase additional Shares or dispose of some or all of the Shares held by them, and/or make in-kind distributions of Shares to their partners, and the Reporting Persons reserve the right to change their respective intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer.

(a)	SRH beneficially owns 13,733,959 Shares, or approximately 45.0% of the outstanding Shares.

The GP, as general partner of SRH may be deemed to beneficially own the 13,733,959 Shares held by SRH, or approximately 45.0% of the outstanding Shares.

The Manager (a) owns 29,156 Shares directly, (b) as investment adviser to SRH, may be deemed to beneficially own the 13,733,959 Shares held by SRH and (c) as investment adviser to OP Holdings, may be deemed to beneficially own 2,010,130 OP units, which are exchangeable at the option of the Issuer into an equal number of Shares, held by OP Holdings, in the aggregate 15,773,245 Shares, or approximately 48.5% of the outstanding Shares.

Mr. Capasse (a) owns 22,282 Shares directly, (b) as a member of the Manager (an investment adviser to SRH), may be deemed to beneficially own the 13,733,959 and 29,156 Shares held by SRH and the Manager, respectively, and (c) as a member of the Manager (an investment adviser to OP Holdings), may be deemed to beneficially own 2,010,130 OP units, which are exchangeable at the option of the Issuer into an equal number of Shares, held by OP Holdings, in the aggregate 15,795,527 Shares, or approximately 48.6% of the outstanding Shares.

Mr. Ross (a) may be deemed to beneficially own 13,926 Shares held by Jack & Robin Ross JTWROS, (b) as a member of the Manager (an investment adviser to SRH), may be deemed to beneficially own the 13,733,959 and 29,156 Shares held by SRH and the Manager, respectively, and (c) as a member of the Manager (an investment adviser to OP Holdings), may be deemed to beneficially own 2,010,130 OP units, which are exchangeable at the option of the Issuer into an equal number of Shares, held by OP Holdings, in the aggregate 15,787,171 Shares, or approximately 48.5% of the outstanding Shares.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the Shares held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

Each of the Reporting Persons disclaims beneficial ownership of the Shares that such Reporting Person does not hold directly.

With respect to SRH and the GP, ownership percentages are based on 30,521,844 Shares outstanding as of November 9, 2016. With respect to the Manager and Messrs. Capasse and Ross, ownership percentages are based on 32,531,974 Shares outstanding, which includes the exchange of 2,010,130 OP units held by OP Holdings for Shares.

(b)

Regarding the number of Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)	On October 31, 2016, the Reporting Persons acquired the Shares beneficially held by them in connection with the Merger as further described in Item 3 above.

(d)

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by them.

(e)	Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or amongst any of the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 1

Agreement and Plan of Merger, dated April 6, 2016, by and ZAIS Financial Corp., ZAIS Financial Partners, L.P., ZAIS Merger Sub, LLC, Sutherland Asset Management Corporation and Sutherland Partners, L.P. (attached as Annex A to the joint proxy statement/prospectus included in the Issuer’s S-4 filed with the Securities and Exchange Commission on August 26, 2016 and incorporated herein by reference).

Exhibit 2

Amendment No. 1, dated May 9, 2016 to the Agreement and Plan of Merger, dated April 6, 2016, by and ZAIS Financial Corp., ZAIS Financial Partners, L.P., ZAIS Merger Sub, LLC, Sutherland Asset Management Corporation and Sutherland Partners, L.P. (attached as Annex A to the joint proxy statement/prospectus included in the Issuer’ S-4 filed with the Securities and Exchange Commission on August 26, 2016 and incorporated herein by reference).

Exhibit 3

Amendment No. 2, dated August 4, 2016 to the Agreement and Plan of Merger, dated April 6, 2016, by and ZAIS Financial Corp., ZAIS Financial Partners, L.P., ZAIS Merger Sub, LLC, Sutherland Asset Management Corporation and Sutherland Partners, L.P. (attached as Annex A to the joint proxy statement/prospectus included in the Issuer’s S-4 filed with the Securities and Exchange Commission on August 26, 2016 and incorporated herein by reference).

Exhibit 4	Statement Appointing Designated Filer, dated as November 10, 2016, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2016

SUTHERLAND REIT HOLDINGS LP

By: Waterfall Management LLC
Its: General Partner

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL MANAGEMENT LLC

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL ASSET MANAGEMENT, LLC

/s/ Thomas Capasse
Thomas Capasse Member

/s/ Thomas Capasse
Thomas Capasse

/s/ Jack Ross
Jack Ross

Exhibit 4

STATEMENT APPOINT DESIGNATED FILER

The undersigned entities and individuals (the “Reporting Persons”) hereby designate Waterfall Asset Management, LLC (the “Designated Filer”) to make filings of Schedules 13D (and any amendments thereto) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of Sutherland Asset Management Corporation (the “Company”).

Each Reporting Person hereby further authorizes and designates the Designated Filer to execute and file on behalf of such Reporting Person the reports with respect to the securities of the Company, including all Schedule 13D and any amendments thereto, that the Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of the Reporting Person’s ownership of, or transactions in, securities of the Company.

The authority of the Designated Filer under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file Schedule 13D with respect to the Reporting Person’s ownership of, or transactions in, securities of the Company, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer is not assuming any of the Reporting Person’s responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.

SUTHERLAND REIT HOLDINGS LP

By: Waterfall Management LLC
Its: General Partner

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL MANAGEMENT LLC

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL ASSET MANAGEMENT, LLC

/s/ Thomas Capasse
Thomas Capasse Member

/s/ Thomas Capasse
Thomas Capasse

/s/ Jack Ross
Jack Ross